UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☑ Annual report pursuant to Section 15(d) of the Securities and Exchange
Act of 1934 for the fiscal year ended December 31, 2004.

☐ Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 for the transition period from            to

Commission file number: 001-12297

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UnitedAuto 401(k) Savings and Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Auto Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302-0954

UnitedAuto 401(k) Savings and Retirement Plan

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004	5
Notes to Financial Statements	6
Supplemental Schedules:
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2004	10
Form 5500, Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions for the year ended December 31, 2004	11

All other schedules required by Section 2520. 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Trustee and Participants of

UnitedAuto 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the UnitedAuto 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2004, and (2) reportable transactions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York
June 29, 2005

UnitedAuto 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	December 31,
	2004	2003

Assets:
Investments:
Participant directed investments	$91,857,481	$72,552,045
Non-participant directed investments	13,470,552	13,479,627

Total investments	105,328,033	86,031,672

Receivables:
Participant contributions	1,592,231	1,190,559
Employer contributions	1,098,458	914,864
Due from broker	345	58,564

Total receivables	2,691,034	2,163,987

Net assets available for benefits	$108,019,067	$88,195,659

The accompanying notes are an integral part of these financial statements.

UnitedAuto 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions:
Investment income:
Net appreciation in fair value of investments	$4,196,705
Interest and dividends	1,083,450

Net investment income	5,280,155

Contributions:
Participant contributions	17,590,827
Employer contributions	3,827,971
Participant rollovers, net	2,597,062

Total contributions	24,015,860

Transfers to plan	466,117

Total additions	29,762,132

Deductions:
Distributions to participants	9,603,937
Mutual fund asset based fees	334,787

Total deductions	9,938,724

Increase in net assets	19,823,408

Net assets available for benefits, beginning of year	88,195,659

Net assets available for benefits, end of year	$108,019,067

The accompanying notes are an integral part of these financial statements.

UnitedAuto 401(k) Savings and Retirement Plan

Notes to Financial Statements

1. Description of the Plan

(a) General

The following description of the UnitedAuto 401(k) Savings and Retirement Plan, as amended through December 31, 2004 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan, which was established effective September 1, 1998, is a defined contribution savings plan (401(k) plan) covering all eligible employees of United Auto Group, Inc. (“the Company” or “Plan Sponsor”) who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Employee Benefits Committee (the “Committee”) is the designated administrator of the Plan, including having responsibility for reviewing the performance of the Plan’s investment alternatives. Administrative expenses of the Plan are generally paid by the Company. Asset based fees relating to certain mutual funds offered as an investment option to participants in the Plan are paid by the participants that invest in those funds. Wachovia Bank, N.A. (the “Trustee”) serves as the trustee of the Plan. Participants with balances from plans merged into the Plan may retain certain rights of such merged plans.

(b) Eligibility

Full-time employees, other than employees covered under certain collective bargaining agreements, who have attained age 21, and part-time or temporary employees who are scheduled to complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed sixty days of service.

(c) Participant Accounts

Individual accounts are maintained by the Trustee for each of the Plan’s participants. Such accounts include the participants’ contributions, employer matching contributions, and the net investment return on any such contributions.

(d) Contributions

Under the provisions of the Plan, participants in the Plan may elect to defer a portion of their compensation to the Plan in an amount from 1% to 20% of gross earnings on a pre-tax basis through payroll deductions. Such contributions to the Plan may not exceed Internal Revenue Code 402 (g) limitations ($13,000 and $12,000 in 2004 and 2003, respectively). The Plan also allows participants that have attained age 50 to make additional contributions to the Plan of up to $3,000 and $2,000 in 2004 and 2003, respectively. A participant’s elective contributions and Company contributions are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected to invest in the Stable Portfolio Group Trust.

The Plan Sponsor matches 37.5% of the first 4% of eligible salary for all contributions by participants (“Match Contributions”). Match Contributions are invested based on participant investment elections.

(e) Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of 50% of a defined amount credited to their account, or $50,000. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest are paid ratably through monthly payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12 month period.

(f) Vesting

Employee contributions to the Plan vest immediately. Employer matching contributions vest upon the attainment by the participant of three years of credited service.

(g) Investments

Participant investment options consist primarily of common collective trust funds, employer securities and mutual funds. Participants are permitted to change investment options daily.

(h) Payment of Benefits

Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants may make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.

(i) Forfeited Accounts

At December 31, 2004 and 2003, forfeited nonvested assets totaled $65,555 and $63,870, respectively. These assets will be used to reduce future employer contributions. During 2004, employer contributions were reduced by $274,319 from forfeited nonvested assets.

2. Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

(b) Investment Valuation and Income Recognition

Certain funds are divided into units of participation which are calculated daily by the record keeper. The daily value of each unit is determined by dividing the total fair market value of all assets by the total number of units. Under provisions of the Plan, interest and dividend income and net appreciation (depreciation) of the fair value of investments are allocated to each Participant’s account based on the change in unit value.

Investments are stated at fair value, as determined by quoted market prices. Participant loans are valued at the outstanding loan balances. Purchases and sales of investments are recorded on the trade date. The Plan records dividends on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were not material at December 31, 2004 and 2003.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3. Investments

Investments that represent 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2004	2003

Wachovia Bank, N.A. Stable Portfolio Group Trust	$39,712,089	$31,378,026
United Auto Common Stock Fund	13,470,552	13,479,627
Fidelity Advisor Series I Equity Growth Fund	5,257,396	5,207,414
Dreyfus S&P Midcap Index Fund	6,278,721	3,828,285
Van Kampen Equity and Income Fund	6,147,725	2,144,737

During 2004, the Plan’s investments, including gains and losses on all investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

Common Collective Trusts	$1,534,443
Employer Securities	(239,546)
Mutual funds and common stock funds	2,901,808

Net appreciation of investments	$4,196,705

4. Non-participant Directed Investments

Certain historical matching contributions made to the United Auto Common Stock Fund are non-participant directed.
Information about the net assets and the significant components of the changes in net assets relating to non-participant directed investments is summarized as follows:

	December 31,
Net assets:	2004	2003
United Auto Common Stock Fund	$13,470,552	$13,479,627
Employer contributions receivable	1,098,458	914,864

	$14,569,010	$14,394,491

December 31,
Changes in net assets:	2004
Net depreciation in fair value	$(239,546)
Contributions	2,693,394
Distributions to participants	(1,253,084)
Loans	(45,774)
Other	54,169
Transfers to participant-directed investments	(1,218,234)

Net change	(9,075)
UnitedAuto Common Stock Fund — beg. of year	13,479,627

UnitedAuto Common Stock Fund — end of year	$13,470,552

5. Transfers To Plan

The 401(k) plans of certain companies acquired by the Company are periodically merged into the Plan. All of the assets of these plans are recorded by the plan at fair market value.

6. Exempt Party-in-Interest Transactions

As of December 31, 2004 and 2003, the Plan (through the United Auto Common Stock Fund) held 455,246 and 432,502 shares, respectively, of United Auto Group, Inc. common stock with a cost basis of $11,641,521 and $9,968,159, respectively. Dividends received by the UnitedAuto Group Common Stock Fund were $183,775 in 2004. In addition, certain Plan investments are shares of various funds managed by the trustee of the Plan and, therefore, these investments and their related transactions are considered exempt party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intention to do so, the Company retains the right, if necessary, to amend or terminate the Plan. Any such amendment or termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants will receive 100% of their vested account balances.

8. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 11, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9. Plan Amendment

During 2004, the Plan was amended and restated to incorporate certain changes to the Plan to (i) change the methods by which the trustee will vote proxies, tender offers and other matters subject to vote by United Auto Group, Inc. common shareholders; (ii) simplify the method by which affiliated employers adopt the Plan, (iii) provide that service with certain companies is credited to employees for vesting purposes; (iv) increase the pre-tax contribution limit for highly compensated employees; (v) remove the requirement that the Plan Sponsor approve a delegation by the Plan’s Committee of any of its fiduciary duties; and (vi) change the methods that may be used by the Plan’s Committee to amend the Plan.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2004 and 2003 to the Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$108,019,067	$88,195,659

Participant contributions receivable	(1,592,231)	(1,190,559)
Employer contributions receivable	(1,098,458)	(914,864)

Net assets available for benefits per the Form 5500	$105,328,378	$86,090,236

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2004 to the Form 5500:

Total contributions per the financial statements	$24,015,860
Add:
Contributions receivable — December 31, 2003	2,105,423
Less:
Contributions receivable — December 31, 2004	(2,690,689)

Total contributions per the Form 5500	$23,430,594

11. Voluntary Compliance

The Company is in the process of correcting an operational error pursuant to the Internal Revenue Service’s Employee Plans Compliance Resolution System, Rev. Proc. 2003-44, Section 9. The error was caused by a failure to add back IRC Section 125 payroll deductions in determining compensation for certain employees for purposes of calculating Company match contributions. This error resulted in those employees receiving slightly lower matches than they should have received. The failure will be corrected by the Company’s contribution of an amount equal to the difference between the correct matching contribution and the actual matching contribution paid to each affected participant, plus earnings. Self-correction pursuant to Section 9 of Rev. Proc. 2003-44 is appropriate because the failure will be corrected within two plan years following the plan year in which the error occurred.

UnitedAuto 401(k) Savings and Retirement Plan

Form 5500, Schedule H, Part IV Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2004

Name of Plan Sponsor: United Auto Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

	(b) and (c )
	Description of Investment Including Maturity Date, Rate of Interest,
(a)	Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	COMMON COLLECTIVE TRUST FUNDS
*	WACHOVIA BANK, N. A. STABLE PORTFOLIO GROUP TRUST	**	$39,712,089
*	WACHOVIA BANK, N. A. ENHANCED STOCK MARKET FUND	**	4,442,341

	TOTAL COMMON COLLECTIVE TRUST FUNDS		44,154,430

	EMPLOYER SECURITIES
*	UNITED AUTO COMMON STOCK FUND	11,641,521	13,470,552

	TOTAL EMPLOYER SECURITIES	11,641,521	13,470,552

	COMMON STOCK FUND
	HUSIC CAPITAL SMALL CAP	**	205,703

	TOTAL COMMON STOCK FUND		205,703

	MUTUAL FUNDS
	FEDERATED STOCK TRUST	**	2,461,592
	FIDELITY ADVISOR SER I EQUITY GROWTH FD CL T	**	5,257,396
	FIDELITY ADVISOR SER III EQUITY INCOME FD CL T	**	2,593,006
	GOLDMAN SACHS GROWTH OPPORTUNITIES FD INS CL	**	2,610,370
	NEUBERGER & BERMAN FASCIANO FD INV CL	**	2,101,296
	NEUBERGER & BERMAN EQUITY ASSETS PARTNERS ASSETS	**	1,441,895
	NEUBERGER & BERMAN EQUITY ASSETS GENESIS ASSETS	**	4,936,281
	DREYFUS S&P MIDCAP INDEX FD INC	**	6,278,721
	VAN KAMPEN EQUITY AND INCOME FD CL A	**	6,147,725
	AMERICAN EUROPACIFIC GROWTH FD CL R3	**	4,596,432
	JANUS ADVISER WORLDWIDE FUND CL I	**	9,606
	PUTNAM INTL EQUITY FD CL — A	**	26,693
	FIDELITY ADV MORTGAGE SEC CCA	**	1,303,408
	PIMCO TOTAL RETURN CLA	**	3,332,864

	TOTAL MUTUAL FUNDS		43,097,285

	PARTICIPANT LOANS (MATURING 2005 TO 2020 AT INTEREST RATES OF	**	4,400,063

	5.25% - 10.50%)
	TOTAL		$105,328,033

     * Represents a party-in-interest to the plan

     **Cost information is not required for participant-directed investments and, therefore, is not included.

UnitedAuto 401(K) Savings And Retirement Plan

Form 5500, Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions (A)

Year Ended December 31, 2004

Name of Plan Sponsor: United Auto Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

(a) Identity of	(b) Description	(c) Purchase	(d) Selling	(g) Cost of	(h) Current	(i) Net Gain/
Party Involved	of Asset	Price	Price	Asset	Value of Asset	Loss
		Aggregate Transactions in Excess of 5%

United Auto Group	UnitedAuto Common Stock Fund	$9,156,953		$9,156,953	$9,156,953

United Auto Group	UnitedAuto Common Stock Fund		$8,796,495	$7,500,493	$8,796,495	$1,296,002

(A) Reportable transactions are those purchases and sales of the same security which individually or in the aggregate exceed 5% of plan assets at the beginning of the plan year

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UnitedAuto 401(k) Savings and Retirement Plan
Date: June 29, 2005	By: /s/ Paul F. Walters
Chairman Employee Benefits Committee of the Plan

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
EX- 23	Consent of Independent Registered Public Accounting Firm